October 22, 2024

Nicolas Link
Chief Executive Officer
Ilustrato Pictures International, Inc.
26 Broadway, Suite 934
New York, NY 10004

        Re: Ilustrato Pictures International, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Forms 10-Q for the Fiscal Quarters Ended March 31, 2024 and June 30, 2024
            Form 8-K/A Furnished August 23, 2024
            File No. 000-56487
Dear Nicolas Link:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Fiscal Period Ended March 31, 2024
Consolidated Statements of Operations, page F-2

1. Revise the statements of operations to present depreciation and amortization as a component of Profit/loss from operations. Refer to the guidance in ASC 360-10 and
        SAB Topic 11.B.
Consolidated Statements of Stockholders' Equity, page F-3

2. Please explain to us what the changes in retained earnings of $4,195,517 in the accumulated deficit column and the capital reserve of $5,520,733 in 2023 represent.
Consolidated Statements of Cash Flows, page F-4

3. We note that you present captions and corresponding amounts for "changes in non-
        current assets" and "changes in non-current liabilities" in cash flows from investing activities and "additional paid-in capital" and "changes in retained earnings" in cash
 October 22, 2024
Page 2

       flows from financing activities. Please tell us why you present these amounts, how they represent investment and financing activities of the registrant, respectively, and how your presentation is compliant with ASC 230-10-45. Alternatively, revise to present a statement that fully complies with that guidance.
4. Revise to correctly and clearly label the consolidated statements of cash flows "unaudited". Further, include that label on each of the primary financial statements and on the first page of the notes to financial statements.
Note 1: Organization, History and Business, page F-5

5. We note the disclosure on page F-7 relating to (i) your acquisition of a 91.5% interest in Samsara Luggage on January 5, 2024, (ii) your acquisition of a 51% interest in Al
       Shola Gas on March 27, 2024, and (iii) that you undertook a reorganization of certain of your subsidiaries in a transaction between entities under common control on
       February 23, 2024. Revise the financial statements to include a note describing your accounting for each of these transactions and provide all applicable disclosures required by ASC 805-20-50 and ASC 805-50-50.
6. Disclose the material terms of each transaction and the consideration exchanged, or the timing and payment terms of the consideration to be paid in the future. In addition, tell us and disclose in the note the acquisition date of each transaction and disclose whether that was also the date on which the transaction was consummated or closed -
       i.e., the date on which you legally transferred consideration for the entity, acquired its assets, and assumed the liabilities of the entity. Disclose the amount and type of consideration transferred at consummation date and any unpaid "fixed" consideration payable as well as contingent consideration at that date. If the acquisition date differs from the date on which you legally transferred consideration for the entity, please discuss the factors and circumstances you considered pertinent in identifying the acquisition date. See ASC 805-10-25-6.
7. Revise to clearly disclose the relationships between you and the selling shareholder(s)
       of the entities before and after the closing of each acquisition. For example, we note from the purchase agreements filed as exhibits to your filings that Al Shola Al Modea
       Safety and Security LLC and Al Shola Gas may be related entities, and their selling shareholders may now own the non-controlling interest in both of these consolidated entities. Also, provide all applicable related party disclosures pursuant to ASC 850-
       10-50 and ASC 850-10-S50.
8. Tell us how you considered the impact of Clause 9.14 -Termination of the AI Shola
       Gas Stock Purchase Agreement in your determination of an acquisition date and your accounting for the transaction. It appears that pursuant to that clause, either party has the right to terminate the agreement until each party has fulfilled all its obligations, and we note that your payment obligations under the agreement is spread over a twenty-four month period. Tell us whether your other acquisition agreements in the reported periods included similar terms and how you considered those terms in your accounting for the transactions.
9. We note the disclosure on page F-14 that Al Shola Gas will be consolidated from
       January 1, 2024, but from page F-7 we note that the definitive stock purchase agreement to acquire that entity was signed on March 27, 2024. Please tell us why it is
 October 22, 2024
Page 3

       appropriate to consolidate Al Shola Gas from January 1, 2024.
Note 4: Non-Current Assets
Long term investments, page F-15

10. Please revise this note to describe the investment in Wikisoft of $6,555,755 and long term investment of $4,573,27 presented in the table, including the date on which you acquired the investment, the amount of the initial investment and, as applicable, the number shares and percentage ownership you hold. Explain how you are accounting for each investment. To the extent you account for any at fair value, disclose your fair value methodology and the amount of related gain or loss you recorded on your statements of operations in each annual period presented.
Form 10-Q for the Fiscal Period Ended June 30, 2024
General

11. We note from the explanatory note that this Form 10-Q was not reviewed by your independent public accounting firm prior to filing because the firm was recently engaged. Please amend the filing after your independent registered public accounting firm has performed its review. Consistent with Rules 8-03 and 10-01(d) of Regulation
       S-X include the review report of your independent registered public accounting firm in that amendment.
12. Please amend your Forms 10-Q for the quarterly periods ended March 31, 2024 and
       June 30, 2024, respectively, to address all comments issued above on your Form 10-K for the year ended December 31, 2023.
Form 8-K/A Furnished August 23, 2024
Item 4.01 Changes in Registrant's Certifying Accountant, page 1

13. We note your disclosures that there were no disagreements with your former accountant, and there were no reportable events other than the Company s management's conclusion that disclosure controls and procedures were effective as of
       December 31, 2023. Please describe this reportable event to us in more detail and confirm it did not represent a disagreement with the former accountant. Refer to Items
       304(a)(1)(iv)-(v) of Regulation S-K. Amend the filing to clarify the disclosure, as appropriate.
14. Please amend the filing to include all disclosures regarding the engagement of your new independent accountant required by Item 304(a)(2) of Regulation S-K. Form 10-K for the Fiscal Year Ended December 31, 2023
Business, page 1

15. Please provide sufficient information for us to evaluate why you would not be an investment company under the Investment Company Act of 1940. Please provide a detailed explanation regarding whether the company could be considered an investment company under the 1940 Act. Also, please provide a detailed analysis as to how your acquisition strategy will not cause you to be an investment company
 October 22, 2024
Page 4

       under the 1940 Act.
16. Please ensure that you update the disclosure in this section to the extent applicable.
       For example, we note the disclosure:

             in the table on page 15 about payments if targets are achieved through December
           31, 2022;
             in the table on page 16 about payments if performance thresholds are achieved through December 31, 2022; and
             in the table on page 18 about payments if targets and performance indices are met in 2023.

       As another example, we note that the Business section does not include information concerning your February 20, 2024 press release that "On February 16, 2024, the
       Company signed a letter of intent with a British company which has manufacturing and assembly facilities in the United Arab Emirates from which it manufactures and supplies autonomous vehicles as well as defense and public safety solutions. The definitive agreement is expected to be signed in the first quarter of 2024 and is currently intended to be structured as an equity deal of $3,000,000 with a mutually agreed leak out agreement which is expected to come into effect sometime after the intended in-progress business combination agreement with a NASDAQ company is effective."
Risk Factors, page 27

17. Please ensure that you update the disclosure in this section to the extent applicable.
       For example, we note the following:

             The risk factor on page 38 about "Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of [y]our internal controls over financial reporting" is identical to the disclosure on page 29 of your Form
           10-12G filed on October 19, 2022 that automatically went effective in December
           2022. However, it appears that your Form 10-K for the fiscal year ended
           December 31, 2023 represents your second annual report. Since you did not include in your annual report the report of management on your internal control over financial reporting as required by Item 308(a) of Regulation S-K, it appears the risk factor should highlight that you did not include the report of management on your internal control over financial reporting.

             The risk factor beginning on page 49 about "Almost all of ILUS   s
operations are
           conducted, and almost of its assets are, as at the date of this document, located in the UAE" is identical to the disclosure beginning on page 52 of your amended
           Form 10-12G filed on September 12, 2023. However, it is unclear if almost all of your operations are still conducted, and almost all of your assets are still located in the UAE given the disclosure on page 3 that the purchase agreement with Quality International was terminated.
 October 22, 2024
Page 5

Legal Proceedings, page 52

18. Please ensure that you provide the disclosure required by Item 103 of Regulation S-K, such as disclosure on page 53 about the "new motion seeking a monetary judgment in
       Black Ice   s in the amount of $3.772 million for the historic note with a principal
       amount of $4,000." Also, ensure that risk factor disclosure about legal proceedings is consistent with disclosure in the Legal Proceedings section. For example, we note disclosure: (1) on page 36 that the action commenced by Black Ice Advisors LLC
       "has received a trial date for March 8, 2024" whereas the disclosure on page 53 about the action commenced by Black Ice Advisors mentions that "The company is currently trying to conclude a settlement agreement. A hearing date set for September
       2024 if a settlement is unable to be negotiated;" and (2) on page 36 concerning the former CEO that "We are in the process of a settlement discussion and have obtained an extension of time to respond while this process occurs" whereas the disclosure on page 53 about the former CEO mentions that "the parties have discussed a tentative discovery schedule and the possibility of a mediation and settlement conference. Request for production of documents is due by April 19,
2024."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended December 31, 2023, and 2022, page 67

19. Please reconcile the difference between the revenue for the year ended December 31,
       2022 of $12,740,458 on the restated consolidated statement of operations on page F-5 and the revenue of the Emergency & Response division of $5,610,749 for the same period on pages 69 and F-17. Also reconcile the difference between the cost of revenue on the restated consolidated statement of operations of $6,051,717 and the amount for the Emergency & Response division of $4,153,849 for the same period.
Liquidity and Capital Resources, page 70

20. We note your disclosure on page F-34 that there is substantial doubt about the
       Company's ability to continue as a going concern. Please revise Liquidity and Capital
       Resources to provide consistent disclosures. Additionally highlight that your auditor has expressed substantial doubt about your ability to continue as a going concern.
Cash Flow Summary, page 71

21. The operating cash flow discussion appears to be outdated and is not reflective of the audited consolidated statements of cash flows on page F-8 and the audited consolidated balance sheets on page F-4. In addition, you disclose that investing activities provided cash in 2022 for acquisitions and the acquisition of non-current assets for the operations of the business. The explanation does not appear to fully address the fluctuations in investing cash flows. Please revise the section to eliminate all inconsistent and confusing disclosure.
Changes in Internal Control Over Financial Reporting, page 73

22. Please revise to disclose any changes in your internal controls over financial reporting that occurred during the year ended December 31, 2023. Disclose whether any of the material weaknesses previously identified in your assessment at December 31, 2022
 October 22, 2024
Page 6

       were remediated. If so, explain in detail the corrective actions you have taken and procedures you have implemented to remediate them. Refer to Item 308(c) of
       Regulation S-K.
Internal Control Over Financial Reporting, page 73

23.    Amend your Form 10-K to provide management   s report on your internal
control over
       financial reporting, or ICFR, as of December 31, 2023 that complies fully with the requirements of Item 308(a) of Regulation S-K. Please note that management is not permitted to conclude that your ICFR is effective if there exists one or more material weaknesses in your ICFR. In this regard, we note that in your Form 10-K for the fiscal year ended December 31, 2022, you identified material weaknesses in your ICFR stemming from your small staff, namely, (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both US GAAP and SEC guidelines, conditions that do not appear to have changed during 2023. Further, please note that the requirement to provide management's annual report on ICFR is separate from the requirement in Item 307 of Regulation S-
       K to disclose management   s conclusion on the effectiveness of the
company   s
       disclosure controls and procedures as of the end of the reporting period.
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures , page 73

24. Tell us how you were able to conclude that your disclosure controls and procedures were effective at December 31, 2023, considering that the Form 10-K was filed late,
       you did not include management   s report on your internal control over
financial
       reporting as of December 31, 2023, and the multiple accounting and disclosure issues identified in our comments. In addition, in your Form 10-K for the fiscal year ended
       December 31, 2022, you concluded that your disclosure controls and procedures were ineffective as of December 31, 2022 due to material weaknesses stemming from your small staff, namely, (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both US GAAP and SEC guidelines. These conditions do not appear to have changed during
       2023. Please amend to revise your conclusion, or advise us. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2024 and June
       30, 2024.
Management's Discussion and Analysis, page 80

25. Please revise your disclosure in this section to provide information regarding the magnitude of your missed projections. In this regard, we note that you have not included in this Form 10-K any information about your prior projections. However, you did include information about projections in the Financial Forecasts section on pages 65-66 of your amended Form 10-12G filed on December 13, 2023 and in the
       Financial Forecasts section on page 56 of your Form 10-K for the fisclal year ended
       December 31, 2022 filed on April 10, 2023.
 October 22, 2024
Page 7

Certain Relationships and Related Transactions, and Director Independence, page
86

26. Please ensure that you update the disclosure in this section to the extent appropriate. In this regard, we note the disclosure in the Certain Relationships and
       Related Transactions section on page 86 is identical to disclosure on page 78 of your amended Form 10-12G filed on September 12, 2023. However, it is unclear why the disclosure on page 86 does not discuss the following:

             the Payable to Subsidiaries liability of $975,547 as of December 31, 2023 disclosed on page F-22 of your Form 10-K; and

             that Dear Cashmere has borrowed $476,400 from Ilustrato as mentioned in Dear
           Cashmere's public report for the year ended December 31, 2023. Report of Independent Registered Public Accounting Firm, page F-2

27. In the second paragraph of its report, your auditor indicates it has relied on the work of other auditors in forming its opinion insofar as it relates to Al Shola Al Modea
       Safety & Security LLC. Consistent with Rule 2-05 of Regulation S-X, please amend the filing to include the report of the other auditors. Please note that pursuant to Rules
       2-02 and 1-02(d) of Regulation S-X the other auditors must be registered with the
       PCAOB and that the firm's report must indicate that the financial statements were audited in accordance with the standards of the PCAOB. In addition, have your auditor revise its report to indicate the periods covered by the report of the auditors of
        Al Shola Al Modea Safety & Security LLC.
28. Please have your auditor revise its audit report to include an explanatory paragraph stating the previously issued financial statements have been restated for the correction of errors and to refer to the disclosure of the correction of these errors in Note 1 to the financial statements. Refer to paragraphs 9-10 and 16-17 of PCAOB
Auditing
       Standard 2820.
Restated Consolidated Balance Sheets, page F-4

29. Please amend the filing to remove from the face of the primary financial statements on pages F-4, F-5, and F-6 the columns showing the previously reported (i.e., prior to the restatement) December 31, 2022 balance sheet, statements of operations, and cash flows for the year then end.
Restated Consolidated Statements of Cash Flows, page F-8

30. Please disclose the total for net cash provided by financing activities for the year ended December 31, 2023. Ensure that all total and sub-totals of the statements foot correctly.
31. As a related matter, we note several instances of inconsistent disclosure throughout the financial statements and in other sections of the filing. For example, fiscal 2023 depreciation expense of $101,157 as disclosed on this statement and on F-30 is different from the amount shown on the table on page F-21. Likewise, the number of
       Class B preferred shares outstanding as of December 31, 2023 and 2022, respectively,
 October 22, 2024
Page 8

       on the consolidated balance sheet do not agree with the number of shares disclosed on
       your consolidated statements of stockholders    equity. There are
footing errors on the
       primary financial statements and various tables in the notes to the financial statements. Please review and revise the filing to eliminate all such mathematical mistakes and inconsistencies. This comment also applies to your 2024 Forms 10-Q.
Notes to Financial Statements
Note 1: Restatement of Previously Issued Consolidated Financial Statements, page F-9

32. You disclose that this Form 10-K amends the Annual Report on Form 10-K of
       Ilustrato Pictures International Inc. for the fiscal year ended December 31, 2022.
       Please explain to us your conclusion that full amendments of your 2022 Form 10-K and the 2023 Forms 10-Q are not required and would not be meaningful to an investor.
33. You disclose that on April 1, 2024, the agreement with Quality International was cancelled by the Board of Directors of Quality Industrial and that the company is currently unwinding the transaction. On pages 3 and 19 you indicate that the purchase agreement was terminated by Quality International and subsequently cancelled by
       Quality Industrial after several failed effort negotiations to restructure the deal and obtain information from the selling shareholders of Quality International. Please address the following:

             Provide us with a detailed chronological description of the events relating to
           Quality Industrial   s acquisition and ownership of interests in
Quality International
           beginning with the June 28th, 2022 letter of intent. Tell us the date, nature and value of any consideration transferred, and any amounts returned to you through the date of your response.

             Describe to us in detail the circumstances surrounding the termination and cancellation of the purchase agreement by the Board of Directors of Quality
           Industrial, including the efforts to negotiate to restructure the deal and obtain information from the selling shareholders of Quality International.

             Tell us and revise this note to clarify whether the restatement is a result of an error in your previously issued financial statements, and to clearly describe that error to investors. For example, in light of your failed efforts to negotiate to restructure the deal and obtain information from the selling shareholders of Quality International, address whether your acquisition accounting and subsequent consolidation of the entity based on your conclusions that the transaction had been consummated, and that you had gained control of Quality International on June 28, 2022 and held the ability to make decisions about the operations and financing of the acquired entity without impediment, represented an error in your previously issued financial statements.

             Tell us and revise to disclose how you account, in the restated financial statements, for any consideration previously transferred to the selling shareholders
 October 22, 2024
Page 9

          of Quality International and any amounts recovered.
34. Revise this note to provide all the disclosures required by ASC 250-10-50. Refer also to the illustrations at ASC 250-10-55. Revise to also show through comparative statements the impact of the changes on the statement of cash flows for the year ended
      December 31, 2022.
35. In addition, we note the amounts presented in the "As filed" columns on pages F-10 and F-11 are not always the same as the amounts originally presented on your consolidated balance sheet and consolidated statement of operations as of and for the year ended December 31, 2022 in your 2022 Form 10-K filed on April 10, 2023. It appears that the differences are due to revisions made in response to our comments issued as part of our review of your Form 10 filed on October 19, 2022 (File No. 000-
      56487) and its subsequent amendments. Please revise the note to show the amounts from your 2022 Form 10-K in the "As filed" column and to reflect all adjustments that result in the "As Restated" amounts in the Restated adjustments column.
Use
      footnotes to explain the amounts and reasons for the adjustments. Refer to ASC 250-
      10-55 for guidance.
36. Please file a current report pursuant to Item 4.02 of Form 8-K for the restatements of your financial statements for the year ended December 31, 2022 and the quarterly periods ended March 31, 2023, June 2023, and September 2023, as applicable. Refer to General Instruction B.1 and Item 4.02 of Form 8-K.
Note 2: Summary of Accounting Policies
Accounts Receivable, page F-15

37. We note that Accounts Receivable represents thirty-six percent of your total assets at
      December 31, 2023. Please include a note that discloses the risks related to your accounts receivable, including percentage concentration by customer and industry.
      Disclose the accounts receivable balance stemming from each of your reportable segments or underlying business entities. Include a roll-forward of your allowance of doubtful accounts for each reported period, and an aging of your accounts receivable as of the end of the last period reported.
38. Please provide us with an aging of your accounts receivable as of December 31, 2023 and June 30, 2024 showing balances past due for 30 days, 60 days, 90 days, 180 days,
      360 days, 420 days, and 570 days. Explain to us your assessment of collectability of balances in each category beyond 90 days.
Business Segments, page F-16

39. Revise to disclose the revenue and long-lived assets information by geographic areas as required by ASC 280-10-50-41.
40. Please revise the note to provide the reconciliations of reportable segment revenues, reportable segment measures of profit or loss, and reportable segment assets to your consolidated amounts as required by ASC 280-10-50-30. In this regard, we note that the total reportable segment revenues presented for the year ended December 31, 2022 in the tables are significantly different from your restated consolidated revenues.
      Please revise to resolve, or advise us.
 October 22, 2024
Page 10

Note 4: Other Current Assets, page F-19

41. Tell us and revise the note to describe the transaction(s) that resulted in the
       $2,000,000 asset presented in the table caption    Buy Back Commitment
..
Note 5: Goodwill, page F-19

42. We note that the last paragraph on page F-20 incorrectly states that the table presents
       Goodwill and intangible assets as of December 31, 2023 and total assets as of
       December 31, 2022, instead of the composition of your total goodwill at each of these dates by entity acquired. Please revise. Also, tell us and disclose why you are reporting negative goodwill for Firebug.
43.    Revise the note to disclose all the information required by ASC
350-20-50-1,
       including the roll-forward of your goodwill for each period reported and the allocation, and any significant changes in the allocation, of goodwill by your reportable segments.
Note 8: Intangible Assets, page F-22

44.    We note the $693,351 impairment of intangible assets reported in Note
14. Please
       revise this note to describe the circumstances that resulted in the impairment of all your intangible assets in 2023. Disclose the methodology used to assess impairment and to calculate the impairment loss. Revise your MD&A to discuss the circumstances surrounding the intangible assets impairment charges and the impact on your results of operations in 2023.
Note 9: Other Current Liabilities, page F-22

45. Tell us and revise the note to describe the transaction(s) that resulted in the
       $6,021,338 and $1,051,344 loan payable balances at December 31, 2023 and 2022, respectively. Please disclose the material terms of the loans.
Note 10: Non-Current Liabilities
Notes Payable, page F-23

46. Revise the table on page F-25 to show the composition of your total Notes Payable at both December 31, 2023 and December 31, 2022. Please ensure that the total notes payable amounts presented in the table(s) agree to the balance sheets on page F-4.
47. Revise to disclose how you account for your convertible notes payable. Reference the accounting guidance on which you base your accounting and highlight any differences in the accounting treatment between your debt that convert at fixed conversion rates and your debt that convert at variable conversion rates. Refer to ASC 470-20 and ASC
       480.
Note 11: Common Stock and Preferred Stock, page F-26

48. Refer to comment 18 of our letter dated December 29, 2023 on your Amendment No.
       6 to Registration Statement on Form 10-12G. We note from your prior responses that the Class E redeemable preferred stock is redeemable at the option of the holder at
       $1.00 dollar per share with 2.25 percent to be redeemed per quarter, commencing one
 October 22, 2024
Page 11

       year after issuance, at 130% premium to the redemption value. In a prior response you indicated that you have classified the redeemable preferred shares as permanent equity rather than temporary equity as agreed with your auditor but have provided no support in US GAAP for that accounting classification. Please amend the filing to correctly classify the redeemable preferred stock as mezzanine/temporary equity consistent with the guidance in SAB Topic 3.C and ASC 480-10-S99-3A.
49. Please revise this note or Note 12 to briefly describe the circumstances surrounding the 40,000,000 common shares that were cancelled in 2023, as shown on the
       Consolidated Statements of Stockholders' Equity at page F-6.
Options and Warrants, page F-26

50. Refer to comment 17 of our letter dated December 29, 2023 on your Amendment No.
       6 to Registration Statement on Form 10-12G. The policy described in this note for your accounting of warrants is not consistent with U.S. GAAP. Please amend the filing to apply the guidance outlined in ASC 470 and AC 815. If true, you may disclose that you classified the warrants as liabilities pursuant to the guidance in ASC
       470 and ASC 815 and recorded a zero fair value for the warrant liabilities for the periods presented.
General

51. Please revise to provide the cybersecurity disclosures required by Item 1C of Form
       10-K and Item 106 of Regulation S-K.
52. We note the disclosure on page 15 of your Form 10-Q filed on June 7, 2024 about the Investment in Wikisoft asset and Long-term investment asset. Please tell us, with specificity, where you filed the material agreements related to these assets.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters.
Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing